news release

Zi Corporation’s Qix service discovery software helps deliver 33% ARPU increase for Virgin Mobile customers

Zi announces successful Phase One of the Virgin Mobile Qix trial in the UK with revenue gains of a third

CALGARY, AB, June 6, 2006 – Zi Corporation (Nasdaq: ZICA) (TSX: ZIC), a leading provider of intelligent interface solutions, today announced a sustained 33% increase in Average Revenue Per User (ARPU) for Virgin Mobile users with trial handsets since the operator began using Zi’s revolutionary search and service discovery engine, Qix™, in the Summer of 2005.

"We have collected and analysed our usage data and are very pleased with the ARPU results of the trial. Virgin Mobile has measured a minimum monthly ARPU improvement of 33% for users with QIX-enabled handsets, up until the end of April 2006. We look forward to working with Zi and our continued use of Qix", commented Graeme Hutchinson, sales and marketing director at Virgin Mobile. Qix has been bundled with Virgin Mobile’s Nokia 6630 handsets since the initial phase and the operator will continue to offer Qix to its subscribers.

Virgin Mobile users with trial handsets demonstrated a sustained increase in the use of voice calls, SMS, MMS, and internet data services during the trial period. Operators around the world are looking for ways to increase ARPU, reduce subscriber churn and improve the adoption of new services. "I believe that this trial with Virgin Mobile has shown that Qix can deliver on all of these goals," said Milos Djokovic, Chief Operating Officer of Zi Corporation. "Users are finding mobile phones increasingly difficult to navigate, but Qix cuts through the complexity, encouraging users to discover the latest services available".

For the first time operators and OEMs can provide users with an intuitive and fast search and discovery capability similar to an Internet search engine that helps Web surfers find what they are looking for. Qix is an innovative mobile search and service discovery engine that operates from the dialling screen of the phone. It combines predictive dialling and spelling to rapidly discover contacts, features and services on a mobile phone.

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About Qix
Qix is a compelling new search and service discovery engine that sits on top of user-platform environments and operating systems. Qix provides a quick and easy method for accessing a phone's full set of features, applications and services without having to remember where and how to find them via a phone's built-in menu structure. Qix intuitively accesses a phone's features directly from the idle/dialling screen using the standard keypad. Visit www.zicorp.com/qix for more product information.

About Zi Corporation
Zi Corporation (www.zicorp.com) is a technology company that delivers intelligent interface solutions to enhance the user experience of wireless and consumer technologies. The company provides device manufacturers and network operators with a full range of intuitive and easy-to-use input solutions, including: eZiText® for one-touch predictive text entry; eZiTap™ for intelligent multi-tap entry; eZiType™ for keyboard prediction with auto-correction; Decuma® for predictive pen-input handwriting recognition and the Qix™ service discovery engine to enhance the user experience and drive service usage and adoption. Zi’s product portfolio dramatically improves the usability of mobile phones, PDAs, gaming devices and set-top boxes and the applications on them including SMS, MMS, e-mail and Internet browsing. Zi supports its strategic partners and customers from offices in Asia, Europe and North America. A publicly traded company, Zi Corporation is listed on the Nasdaq National Market (ZICA) and the Toronto Stock Exchange (ZIC).

This release may be deemed to contain forward-looking statements, which are subject to the safe harbour provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements include, among other things, statements regarding future events and the future financial performance of Zi Corporation that involve risks and uncertainties. Readers are cautioned that these forward-looking statements are only predictions and may differ materially from actual future events or results due to a variety of factors, including: the growth trends in the input technology industry; new product development; global economic conditions and uncertainties in the geopolitical environment; financial and operating performance of Zi's OEM customers and variations in their customer demand for products and services; the ability to successfully acquire businesses and technologies and to successfully integrate and operate these acquired businesses and technologies; dependence on the introduction and market acceptance of new product offerings and standards; rapid technological and market change; matters affecting Zi Corporation's significant shareholder; litigation involving patents, intellectual property, and other matters; the ability to recruit and retain key personnel; Zi Corporation's ability to manage financial risk; currency fluctuations and other international factors; potential volatility in operating results and other factors listed in Zi Corporation's filings with the Securities and Exchange Commission. Any projections in this release are based on limited information currently available to Zi Corporation, which is subject to change. Although any such projections and the factors influencing them will likely change, except to the extent required by law, Zi Corporation will not necessarily update the information. Such information speaks only as of the date of this release.

Zi, Decuma, Qix, eZiTap, eZiText and eZiType are either trademarks or registered trademarks of Zi Corporation. All other trademarks are the property of their respective owners.

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For more information:

For Zi Corporation:

GBCS PR (European media)
Brian Dolby or Bethany Caldwell
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+44 (0) 115 948 6901

Schwartz Communications (North American media)
Keith Giannini
zicorp@schwartz-pr.com
(781) 684-0770

Allen & Caron Inc. (investor relations)
Jill Bertotti
jill@allencaron.com
(949) 474-4300

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